
DEXIA
Group




05008001

The Secretary-General


SEC MAIL PROCESSING
RECEIVED
APR 29 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

April 19th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of April 11 and April 13, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

dlw 5/18

PRESS RELEASE

Amsterdam, 11 april 2005

Dexia offers settlement to Leaseleed members

Dexia Bank Nederland N.V. (Dexia) has offered a settlement to around 450 customers who opted for a combination of products including a securities leasing agreement and a securities deposit account, and who joined the Leaseleed Foundation.

Following constructive negotiations with the foundation and its lawyers, a settlement was worked out which the Foundation has submitted to its members for approval. Customers have ten days to accept or reject the proposal. Using a method agreed upon between Dexia and the Foundation, the amount of the indemnification which they may receive is calculated for each customer individually.

Under this type of product scheme, customers deposit money which is invested in a fund used to make periodic payments under the share leasing contract. This combination is particularly sensitive to falling stock prices.

The Autoriteit Financiële Markten (Dutch Financial Authority) found serious shortcomings in the way these combinations were sold. This is one reason why Dexia Bank Nederland has decided to seek a separate solution for this particular category of customers. The AFM has been informed on the proposed solutions. The solution for this particular group of customers has been worked out apart from Mr Duisenberg's mediation as discussions nearly reached a conclusion before Mr Duisenberg began his mediation.

The costs of the solution offered have already been included in the provisions of the 2004 accounts.

RELEASE - COMMUNIQUE - BERICHT

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

13/04/2005
1 p.

«MEDIA»
«NOM»

A la suite d'informations parues dans la presse de ce jour au sujet des titulaires des fonctions dirigeantes du groupe Dexia, le groupe Dexia indique que les nominations à ces fonctions relèvent de la responsabilité du Conseil d'administration qui, conformément aux statuts du groupe, les effectue au terme d'un processus de gouvernement d'entreprise qui fait notamment intervenir le comité des nominations.

Compte tenu des échéances à venir, ce processus est en cours. Afin d'assurer une transition harmonieuse, les décisions seront rendues publiques un certain temps avant le terme des mandats, dès lors qu'elles auront été prises.

Verwijzend naar vandaag in de pers verschenen informatie met betrekking tot de titularissen van leidinggevende functies binnen de Dexia groep, wijst de groep Dexia erop dat de benoemingen voor deze functies vallen onder de verantwoordelijkheid van de raad van Bestuur die, overeenkomstig de statuten van de groep, deze verricht volgens Corporate Governance regels, die het Benoemingscomité doen tussenkomen.

Rekening houdende met de komende vervaldagen, is deze procedure aan de gang. Teneinde een harmonieuze overgang te verzekeren, zullen de beslissingen, wanneer ze genomen zijn, een bepaalde tijd voor het einde van de mandaten bekend gemaakt worden.

Further to press comments today about Dexia Board chairmanship and Executive Management, Dexia indicates that the statutes of the Group provides that appointments to such functions are decided by the Board of directors following a corporate governance procedure which includes the Appointments Committee.

In view of the forthcoming terms, this process is currently underway. Dexia will communicate the decisions once they are made, some time before the term of the mandates, so as to insure smooth transition.